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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2004

SR Telecom Inc. (Translation of registrant’s name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)
Date: February 2, 2004 * Print the name and title of the signing officer under his signature.	By:	/s/ Pierre St-Arnaud (Signature)*

News Release	www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO) (514) 335-4035 davidl_adams@srtelecom.com	Scott Lawrence (Maison Brison) (514) 731-0000 scott@maisonbrison.com

SR Telecom Enters Into an Agreement with Desjardins Securities for a $30 Million Bought Deal

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

MONTREAL, February 2, 2004 — SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA) (“SR Telecom” or the “Company”) announced today that it has entered into an agreement with a syndicate of underwriters led by Desjardins Securities Inc., and including TD Securities Inc. and CIBC World Markets Inc. Under the agreement, the syndicate has agreed to purchase 4,285,715 Units of the Company (“Units”) at a price of $7.00 per Unit. Each Unit is comprised of one common share and one half of one common share purchase warrant (“Warrant”). Each whole Warrant shall be exercisable, at the discretion of the holder, into one common share for $9.00 for a period of 24 months following the closing of the offering. The Company has granted the underwriters an option exercisable in whole or in part until 48 hours prior to closing to purchase up to an additional 1,428,572 Units at the offering price for further gross proceeds of $10,000,004. In addition, the Company has granted the underwriters an option, exercisable for a period of 30 days after the closing date, to acquire up to an aggregate of 15% additional Units at the offering price to cover over-allotments, if any. If the underwriters’ option and the over-allotment option are exercised in full, the total gross proceeds of the offering will be approximately $46 million. The net proceeds from the offering will be used for general corporate purposes and working capital, and may be used to repay a portion of the Company’s corporate debt. The offering is expected to close on or about February 18, 2004.

The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

The Common Shares, Warrants and underlying Common Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.

About SR Telecom Inc.
SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

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FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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